November 20, 2024

Bill Roeschlein
Chief Financial Officer
Tigo Energy, Inc.
655 Campbell Technology Parkway, Suite 150
Campbell, CA 95008

        Re: Tigo Energy, Inc.
            Schedule TO-I filed November 12, 2024
            File No. 005-92838
Dear Bill Roeschlein:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed November 12, 2024; Offer to Exchange
General

1. As structured, optionholders who tender in your offer will not know the number of
       Replacement Options they will receive in the exchange until the expiration date. With respect to the number of Replacement Options they will receive, we further note that your Offer to Purchase illustrates only one potential exchange ratio, which does not appear to be based on a historical market price of the underlying shares. Accordingly, please revise the Offer to Purchase to illustrate a range of potential exchange ratios, based on historical market prices, so that optionholders can assess the impact that market price fluctuations would have on your offer.
2. With reference to Rules 13e-4(f)(1)(ii) and 14e-1(b), please advise how emailing the
       relevant exchange ratios to securityholders    no later than 8:00 P.M.
 Eastern Time on
       the Offer Expiration Date allows sufficient time for holders to consider whether to tender or withdraw their options.
3. We note that you have incorporated by reference the financial information required by
 November 20, 2024
Page 2

       Item 1010(a) of Regulation M-A and provided some of the summary information
       required by Item 1010(c). Please provide the information required by
Item 1010(c)(2)
       and (5). See Instruction 6 to Item 10 of Schedule TO and telephone interpretation
       I.H.7 in the July 2001 supplement to our    Manual of Publicly Available
Telephone
       Interpretations    that is available on the Commission   s website at
http://www.sec.gov
       for additional guidance.
Conditions of this Offer, page 17

4.     Refer to the following disclosure on page 18 of the Offer to Exchange:
 The
       conditions to this Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the Offer Expiration Date, other than acts or omissions by us. We may waive them, in whole or in part, at any time and from time to time prior to the Offer Expiration Date, in our reasonable discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such
       rights.    If an offer condition is    triggered    while an offer is
pending, in our view, the
       offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition
          at any time and from time to time    may be inconsistent with your
obligation in this
       regard. Please confirm in your response letter that you will promptly notify securityholders if a condition is triggered while the Offer is pending.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions